UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: June 26, 2007

Buenos Aires, June 25, 2007

Dear Sirs

National Securities Commission

The city of Buenos Aires

Re: Notice of Relevant Fact of Distribution and Marketing Company of the North (the “Company”)

Dear Sir:

In accordance with Chapter 23 of the Rules of the National Securities Commission (“CNV”), we inform you that, as of the date of this letter, the Company received a notice from its controlling shareholder, Electricidad Argentina S.A. (“EASA”), which informed the Company that on June 22, 2007, Pampa Holding S.A. (“Pampa”) signed a memorandum of understanding (“MOU”) with Marcos Marcelo Mindlin, Gustavo Mariani, Damián Miguel Mindlin, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London branch (such entities the “Contributing Holders” and, together with Pampa, the “Parties”), pursuant to which such Contributing Holders have agreed that, upon satisfaction of certain conditions precedent, they will contribute to Pampa all of the shares representing the capital stock of Dolphin Energia S.A. (“DESA”) and IEASA S.A. (“IEASA”), which, in turn, hold 100% of the shares of EASA, in exchange for new ordinary shares of Pampa.

For this purpose, please find attached the notice filed by Pampa as well as the notice that was sent to the Company in which it was informed of the signing of the MOU.

If you have any questions or require any additional information please do not hesitate to contact me.

Very Truly Yours,
_______________
Jaime Barba
Edenor S.A.
Attorney-in-fact

Buenos Aires, June 25, 2007

Dear Sirs

Buenos Aires Stock Exchange

The city of Buenos Aires

Re: Notice of Relevant Fact of Distribution and Marketing Company of the North (the “Company”)

Dear Sir:

In accordance with Article 23 of the Listing Regulation of the Buenos Aires Stock Exchange (“BCBA”), we inform you that, as of the date of this letter, the Company received a notice from its controlling shareholder, Electricidad Argentina S.A. (“EASA”), which informed the Company that on June 22, 2007, Pampa Holding S.A. (“Pampa”) signed a memorandum of understanding (“MOU”) with Marcos Marcelo Mindlin, Gustavo Mariani, Damián Miguel Mindlin, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London branch (such entities the “Contributing Holders” and, together with Pampa, the “Parties”), pursuant to which such Contributing Holders have agreed that, upon satisfaction of certain conditions precedent, they will contribute to Pampa all of the shares representing the capital stock of Dolphin Energia S.A. (“DESA”) and IEASA S.A. (“IEASA”), which, in turn, hold 100% of the shares of EASA, in exchange for new ordinary shares of Pampa.

For this purpose, please find attached the publication of the relevant event filed by Pampa as well as the notice that was sent to the Company in which it was informed of the signing of the MOU.

If you have any questions or require any additional information please do not hesitate to contact me.

Very Truly Yours,
_______________
Jaime Barba
Edenor S.A.
Attorney-in-fact

[Pampa Holding Letterhead]

Buenos Aires, June 22, 2007

Dear Sirs

National Securities Commission

Re: Communication of relevant event for Pampa Holding, Inc. (“The Company”).

Dear Sirs:

In accordance with Chapter XXI of the Rules of the National Securities Commission (“NSC”), we are pleased to inform you that after the finalization of negotiations undertaken by a special “ad hoc” committee comprised of Mr. Ricardo Torres and two independent directors of the Company (the “Special Committee”) and their counterparties, named below, the Company has signed a memorandum of understanding (the “MOU”) as of June 22, 2007 by and among Marcos Marcelo Mindlin, Gustavo Mariani, Damián Miguel Mindlin (all of them holders of the Class A ordinary shares of Dolphin Energy S.A. (“DESA”) and IEASA S.A. (“IEASA”), representing 99.99% of the share capital and voting power of the aforementioned companies), Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, acting through its London Branch, (all of which hold Class B ordinary shares and nonvoting preferred shares of DESA and IEASA), for which all such entities (the “Contributing Holders” and, together with the Company, the “Parties”), have agreed to contribute to the Company, subject to the satisfaction of certain existing conditions, all (100%) of the shares representing the capital stock, consisting of Class A and B ordinary shares with voting rights of 1 vote per share and preferred nonvoting shares, of DESA and IEASA, (entities which together hold 100% of the shares of Electricidad Argentina S.A. (EASA), an entity which owns 51% of the Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”)), receiving in exchange new ordinary shares of the Company for the nominal value of one peso and one vote per share. (“New Pampa Shares”).

The amount of New Pampa Shares to be delivered in exchange for the contribution in kind to be realized by the Contributing Holders will be calculated using as a principal reference the average closing price of Pampa’s and Edenor’s shares for the past 10 business days up to and including June 22.

Furthermore, upon the execution of the transaction contemplated in this MOU (the “Transaction”) and considering the value of the share capital of DESA and IEASA to be contributed in kind by the Contributing Holders, the same will receive 457,327,850 New Pampa Shares. This amount is derived from dividing the value of EASA’s share capital (as defined below) by the value of Pampa’s shares (the “Exchange Formula”) and is subject to the adjustments described further below.

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For the Exchange Formula, the value of the share capital of EASA (“Value of Share Capital of EASA”) is calculated in the following manner:

-

The 51%of the market value of Edenor which is obtained by multiplying the number of outstanding Class A, B and C shares of capital stock of Edenor by the average closing price of Edenor shares listed in the Buenos Aires Stock Exchange on the last 10 (ten) business days prior, up to and including June 22, 2007. Such price is Ps.3.068 per share.

-	Less the amount of the net present value of EASA net indebtedness discounted at an annual rate of 11.5%, which has been estimated to be US$71,560,000.
-

Plus the net present value of the fees to be paid by Edenor to EASA in accordance with the existing Financial Assistance Agreement between EASA and Edenor, which has been estimated to be US$12,000,000.

For the Exchange Formula, the value of the shares of Pampa have been calculated as:

-

the average closing price of Pampa shares of common stock listed in the Buenos Aires Stock Exchange on the last 10 (ten) business days up to, and including June 22, 2007. Such price is Ps. 2.701 per share.

The Parties have agreed that 15 days prior to the date specified for any Shareholders Meeting, which will promptly be convened for the consideration of this Transaction, the number of Pampa Shares to be issued and delivered by Pampa to the Contributing Holders shall be recalculated using the Exchange Formula. The recalculation will utilize the average closing price of Edenor and Pampa shares listed in the Buenos Aires Stock Exchange on the ten (10) business days prior to the recalculation date. If upon the completion of this recalculation, the number of Pampa Shares to be delivered to the Contributing Holders has:

-	increased or decreased by 5% or less, then no adjustment to the number of Pampa Shares to be delivered to the Contributing Holders shall be made,
-

increased or decreased by more than 5% but not in excess of 12.5%, then the number of Pampa Shares to be delivered to the Contributing Holders shall be increased or decreased, as the case may be, by 5%, and

-

increased or decreased by more than 12.5%, then the Parties shall negotiate for 2 days a mutually acceptable adjustment to the number of Pampa Shares to be delivered to the Contributing Holders. To the extent an agreement is not reached, the Parties shall have the right to terminate this agreement without any penalties for any of the Parties.

In order to the evaluate the fairness of the terms of this Transaction, the Company has retained the services of an international investment bank, with previous experience in transactions of this kind, and which has been hired by the

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Special Committee of the Company, so it can issue a fairness opinion on this Transaction.

It is in common interest and intention of all Parties that this Transaction be undertaken in accordance to the highest standards of transparency to avoid any conflict of interest situation among the Parties. The Parties have agreed within this agreement that any Contributing Holder who is also a shareholder of Pampa and/or a member of its Board of Directors shall not vote its direct or indirect equity holdings in Pampa at the Shareholders Meeting, nor shall any of them being a member of the Board of Directors of Pampa participate or vote at any meeting of Pampa at which the Transaction itself is considered.

According to the terms of the MOU, the closing of the Transaction will be subject, among other things, to the following conditions.

1.	The approval of the Transaction and the definitive agreement which implements it by:
	a.	the Audit Committee of Pampa
	b.	the Board of Directors of Pampa (with the vote exclusions as noted above)
	c.	the Shareholders Meeting (with the vote exclusions as noted above), decided upon with the majorities set forth for this type of transaction in Section 19,550 of the Corporation Law, and its amendments. This approval should include the suspension by the Shareholders Meeting of existing preemptive and accretion rights in respect to the issuance of New Pampa Shares.
2.	The favorable opinion of the Audit Committee of Pampa in connection with the reasonability of the suspension of preemptive and accretion rights in connection with issuance of New Pampa Shares.
3.	Negotiation and execution of the definitive capital contribution agreement in form and substance satisfactory to the Parties, which will be executed, “ad referendum to the Shareholders Meeting on or before July 20, 2007.
4.	Absence of any material adverse change in the financial or operational condition of Edenor, EASA, IEASA, DESA and Pampa or any of its subsidiaries and or affiliates.
5.	Conclusion of satisfactory due diligence of all Parties in all the involved entities and their affiliates.
6.	Receipt of all necessary regulatory approvals which would eventually be needed.

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As part of the MOU and once this transaction is concluded, each of the Contributing Holders shall enter into an agreement with Pampa pursuant to which each of them will covenant and agree with Pampa not to sell or otherwise transfer or dispose, directly or indirectly, more than 10% of the New Pampa Shares received by it as a result of the Transaction in any calendar month during the 120 days following the closing of this Transaction. The Contributing Holders will also have the right to sell all or part of the New Pampa Shares they received during this Transaction concurrently with future share issuances of Pampa and to request the assistance of Pampa in selling these shares in a public or private offering, with the condition that in either case the Contributing Holders will sell at least 60,000,000 Pampa shares.

The Parties have agreed to continue their normal operations and to inform the Parties of any change in their financial situation or of any material adverse change which affects their business and operations.

The Company will keep the investment public informed with the latest developments of this Transaction, in accordance to the appropriate regulations.

Sincerely,
/s/ Ricardo Torres Ricardo Torres Director

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